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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                        CB Richard Ellis Services, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   12489L108
--------------------------------------------------------------------------------
                                (CUSIP Number)

                              William M. Wardlaw
                     11100 Santa Monica Blvd., Suite 1900
                        Los Angeles, California  90025
                          Telephone:  (310) 444-1822
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                               December 1, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP No.   12489L108                                               Page 2 of 15

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          FS Equity Partners III, L.P., a Delaware limited partnership
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)    X
          (b)
--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)      OO (See Item 3)

--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization    Delaware

--------------------------------------------------------------------------------
Number of      7.     Sole Voting Power     0
Shares
Beneficially  ------------------------------------------------------------------
Owned by       8.     Shared Voting Power   8,929,436 (See Item 5)
Each
Reporting     ------------------------------------------------------------------
Person With    9.     Sole Dispositive Power     0

--------------------------------------------------------------------------------
               10.    Shared Dispositive Power   8,929,436 (See Item 5)

--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          8,929,436 (See Item 5)

--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          40.4% (See Item 5)
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------

CUSIP No.   12489L108                                               Page 3 of 15

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          FS Capital Partners L.P., a California limited partnership
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)    X
          (b)
--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)      OO (See Item 3)

--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization    California

--------------------------------------------------------------------------------
Number of      7.     Sole Voting Power     0
Shares
Beneficially  ------------------------------------------------------------------
Owned by       8.     Shared Voting Power   8,929,436 (See Item 5)
Each
Reporting     ------------------------------------------------------------------
Person With    9.     Sole Dispositive Power     0

--------------------------------------------------------------------------------
               10.    Shared Dispositive Power   8,929,436 (See Item 5)

--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          8,929,436 (See Item 5)

--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          40.4% (See Item 5)
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------

CUSIP No.   12489L108                                               Page 4 of 15

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          FS Holdings, Inc. a California corporation
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)    X
          (b)
--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)      OO (See Item 3)

--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization    California

--------------------------------------------------------------------------------
Number of      7.     Sole Voting Power     0
Shares
Beneficially  ------------------------------------------------------------------
Owned by       8.     Shared Voting Power   8,929,436 (See Item 5)
Each
Reporting     ------------------------------------------------------------------
Person With    9.     Sole Dispositive Power     0

--------------------------------------------------------------------------------
               10.    Shared Dispositive Power   8,929,436 (See Item 5)

--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          8,929,436 (See Item 5)

--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          40.4% (See Item 5)
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

CUSIP No.   12489L108                                               Page 5 of 15

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          FS Equity Partners International, L.P., a Delaware limited partnership
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)    X
          (b)
--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)      OO (See Item 3)

--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization    Delaware

--------------------------------------------------------------------------------
Number of      7.     Sole Voting Power     0
Shares
Beneficially  ------------------------------------------------------------------
Owned by       8.     Shared Voting Power   8,929,436 (See Item 5)
Each
Reporting     ------------------------------------------------------------------
Person With    9.     Sole Dispositive Power     0

--------------------------------------------------------------------------------
               10.    Shared Dispositive Power   8,929,436 (See Item 5)

--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          8,929,436 (See Item 5)

--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          40.4% (See Item 5)
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------

CUSIP No.   12489L108                                               Page 6 of 15

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          FS & Co. International, L.P., a Cayman Islands exempted limited partnership
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)    X
          (b)
--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)      OO (See Item 3)

--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization    Cayman Islands

--------------------------------------------------------------------------------
Number of      7.     Sole Voting Power     0
Shares
Beneficially  ------------------------------------------------------------------
Owned by       8.     Shared Voting Power   8,929,436 (See Item 5)
Each
Reporting     ------------------------------------------------------------------
Person With    9.     Sole Dispositive Power     0

--------------------------------------------------------------------------------
               10.    Shared Dispositive Power   8,929,436 (See Item 5)

--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          8,929,436 (See Item 5)

--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          40.4% (See Item 5)
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------

CUSIP No.   12489L108                                               Page 7 of 15

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          FS International Holdings Limited, a Cayman Islands exempted company limited by shares
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)    X
          (b)
--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)      OO (See Item 3)

--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization    Cayman Islands

--------------------------------------------------------------------------------
Number of      7.     Sole Voting Power     0
Shares
Beneficially  ------------------------------------------------------------------
Owned by       8.     Shared Voting Power   8,929,436 (See Item 5)
Each
Reporting     ------------------------------------------------------------------
Person With    9.     Sole Dispositive Power     0

--------------------------------------------------------------------------------
               10.    Shared Dispositive Power   8,929,436 (See Item 5)

--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          8,929,436 (See Item 5)

--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          40.4% (See Item 5)
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

CUSIP No.   12489L108                                               Page 8 of 15

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Bradford M. Freeman
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)    X
          (b)
--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)      OO (See Item 3)

--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization    United States

--------------------------------------------------------------------------------
Number of      7.     Sole Voting Power     0
Shares
Beneficially  ------------------------------------------------------------------
Owned by       8.     Shared Voting Power   8,929,436 (See Item 5)
Each
Reporting     ------------------------------------------------------------------
Person With    9.     Sole Dispositive Power     0

--------------------------------------------------------------------------------
               10.    Shared Dispositive Power   8,929,436 (See Item 5)

--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          8,929,436 (See Item 5)

--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          40.4% (See Item 5)
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP No.   12489L108                                               Page 9 of 15

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Ronald P. Spogli
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)    X
          (b)
--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)      OO (See Item 3)

--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization    United States

--------------------------------------------------------------------------------
Number of      7.     Sole Voting Power     0
Shares
Beneficially  ------------------------------------------------------------------
Owned by       8.     Shared Voting Power   8,929,436 (See Item 5)
Each
Reporting     ------------------------------------------------------------------
Person With    9.     Sole Dispositive Power     0

--------------------------------------------------------------------------------
               10.    Shared Dispositive Power   8,929,436 (See Item 5)

--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          8,929,436 (See Item 5)

--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          40.4% (See Item 5)
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP No.   12489L108                                              Page 10 of 15

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          William M. Wardlaw
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)    X
          (b)
--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)      OO (See Item 3)

--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization    United States

--------------------------------------------------------------------------------
Number of      7.     Sole Voting Power     0
Shares
Beneficially  ------------------------------------------------------------------
Owned by       8.     Shared Voting Power   8,929,436 (See Item 5)
Each
Reporting     ------------------------------------------------------------------
Person With    9.     Sole Dispositive Power     0

--------------------------------------------------------------------------------
               10.    Shared Dispositive Power   8,929,436 (See Item 5)

--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          8,929,436 (See Item 5)

--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          40.4% (See Item 5)
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP No.   12489L108                                              Page 11 of 15

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          J. Frederick Simmons
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)    X
          (b)
--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)      OO (See Item 3)

--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization    United States

--------------------------------------------------------------------------------
Number of      7.     Sole Voting Power     0
Shares
Beneficially  ------------------------------------------------------------------
Owned by       8.     Shared Voting Power   8,929,436 (See Item 5)
Each
Reporting     ------------------------------------------------------------------
Person With    9.     Sole Dispositive Power     0

--------------------------------------------------------------------------------
               10.    Shared Dispositive Power   8,929,436 (See Item 5)

--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          8,929,436 (See Item 5)

--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          40.4% (See Item 5)
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP No.   12489L108                                              Page 12 of 15

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          John M. Roth
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)    X
          (b)
--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)      OO (See Item 3)

--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization    United States

--------------------------------------------------------------------------------
Number of      7.     Sole Voting Power     0
Shares
Beneficially  ------------------------------------------------------------------
Owned by       8.     Shared Voting Power   8,929,436 (See Item 5)
Each
Reporting     ------------------------------------------------------------------
Person With    9.     Sole Dispositive Power     0

--------------------------------------------------------------------------------
               10.    Shared Dispositive Power   8,929,436 (See Item 5)

--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          8,929,436 (See Item 5)

--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          40.4% (See Item 5)
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP No.   12489L108                                              Page 13 of 15

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Charles P. Rullman, Jr.
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)    X
          (b)
--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)      OO (See Item 3)

--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization    United States

--------------------------------------------------------------------------------
Number of      7.     Sole Voting Power     0
Shares
Beneficially  ------------------------------------------------------------------
Owned by       8.     Shared Voting Power   8,929,436 (See Item 5)
Each
Reporting     ------------------------------------------------------------------
Person With    9.     Sole Dispositive Power     0

--------------------------------------------------------------------------------
               10.    Shared Dispositive Power   8,929,436 (See Item 5)

--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          8,929,436 (See Item 5)

--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          40.4% (See Item 5)
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

   This Amendment No. 2 amends and restates the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") with respect to CB Richard Ellis Services, Inc. (the "Issuer") on September 5, 1997 and Amendment No. 1 as filed with the Commission on November 13, 2000 (as amended, the "Schedule 13D").

   Items 2, 4, 5 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 2.  Identity and Background

   Item 2 of the Schedule 13D is hereby amended by deleting any references in paragraphs eight and nine thereof to Jeffrey W. Ubben and George F. Hamel, Jr. The Filing Persons have been advised that Mr. Ubben resigned each of his positions as Managing Partner of BLUM LP, Managing Partner and Director of RCBA Inc. and Managing Member of RCBA GP as of June 9, 2000. The Filing Person have been advised that Mr. Hamel resigned each of his positions as Partner of BLUM LP, Partner of RCBA Inc. and Member of RCBA GP as of June 9, 2000.

   Item 2 of the Schedule 13D is further amended by adding each of Kevin A. Richardson, II, Jeffrey A. Cozad and Jose S. Medeiros as a Member of RCBA GP and a Partner of RCBA Inc. The Filing Persons have been advised of the following information with respect to each of Messrs. Richardson, Cozad and Medeiros. The principal occupation of each of Messrs. Richardson, Cozad and Medeiros is Partner of BLUM LP and his principal business office address is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. Messrs. Richardson and Cozad are U.S. citizens. Mr. Medeiros is a citizen of Brazil.

Item 4.  Purpose of Transaction

   Item 4 of the Schedule 13D is hereby supplemented as follows:

   By letter dated December 1, 2000 from Newco to the Board of Directors of the Issuer (the "Proposal Extension Letter") (attached hereto as Exhibit 3), Newco extended the deadline for responding to the Proposed Transaction described in the Proposal Letter (the "Proposal") until 5:00 p.m., California time, on December 31, 2000, after which time, unless earlier accepted, Newco may terminate the Proposal at any time.

Item 5.  Interest in Securities of the Issuer

   Item 5 of the Schedule 13D is hereby amended by deleting paragraph one and replacing it with the following paragraph:

   (a),(b) The Filing Persons believe that there are 21,213,928 shares of Common Stock outstanding. Based on such number of outstanding shares, the Filing Persons beneficially own the following amounts and corresponding percentage interests of total shares outstanding: (i) FSEP III, Capital Partners and FS Holdings each is deemed to beneficially own 3,630,033 shares (16.8%) of the Common Stock, which includes 351,585 shares of Common Stock underlying warrants which are currently exercisable or which become exercisable within 60 days after November 8, 2000, (ii) FESP International, FS&Co. International and International Holdings each is deemed to beneficially own 137,314 shares (less than 1%) of the Common Stock, which includes 13,299 shares of Common Stock underlying warrants which are currently exercisable or which become exercisable within 60 days after November 8, 2000 and (iii) Freeman, Spogli, Wardlaw, Simmons, Roth and Rullman each may be deemed to beneficially own 3,767,347 shares (17.5%) of the Common Stock, which includes 364,884 shares of Common Stock underlying warrants which are currently exercisable or which become exercisable within 60 days after November 8, 2000. As the directors, executive officers and shareholders of FS Holdings and International Holdings, Freeman, Spogli, Wardlaw, Simmons, Roth and Rullman may be deemed to be the beneficial owners of the securities beneficially owned by FS Holdings and International Holdings. Although Freeman, Spogli, Wardlaw, Simmons, Roth and Rullman are joining in this Schedule 13D as Filing Persons, the filing of this Schedule 13D shall not be construed as an admission that they, or any of the other directors, executive officers or shareholders of FS Holdings or International Holdings, are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by FS Holdings or International Holdings except to the extent of any pecuniary interest therein. None of the beneficial ownership information in this paragraph includes any Common Stock beneficially owned by the BLUM Parties or the Other Parties.

   Item 5 of the Schedule 13D is hereby further amended by deleting paragraph four thereof and replacing it with the following paragraph:

   The Filing Persons have been advised that Wirta beneficially owns 647,526 shares of Common Stock, which includes (i) 35,000 shares of Common Stock underlying stock options which are currently exercisable or which become exercisable within 60 days after November 8, 2000 and (ii) an option to purchase 521,590 shares of Common Stock, and warrants to acquire 55,936 shares of Common Stock, from Koll Holding. These holdings constitute approximately 3.0% of the Common Stock.

   Item 5 of the Schedule 13D is hereby further amended by deleting paragraph six thereof and replacing it with the following paragraphs:

   The Filing Persons have been advised that (i) Koll directly holds 319,983 shares of Common Stock, all of which represent shares of Common Stock underlying stock options and warrants which are currently exercisable or which become exercisable within 60 days after November 8, 2000, and (ii) Koll Holding holds 813,036 shares of Common Stock, which includes 78,746 shares of Common Stock underlying warrants which are currently exercisable or which become exercisable within 60 days after November 8, 2000. Under the option agreement described below in Item 6, Koll Holding presently has no right to dispose of the shares subject to the option, although it retains voting power over the shares.

   Koll Holding is wholly owned by Koll Co., which is wholly owned by the Koll Trust, of which Koll is the sole trustee. As such, each of Koll, Koll Trust and Koll Co. is deemed to beneficially own the shares of Common Stock directly held by Koll Holding. Consequently, Koll is deemed to beneficially own an aggregate of 1,133,019 shares (the "Koll Shares"). The Koll Shares constitute approximately 5.2% of the Common Stock.

Item 7.  Material to Be Filed as Exhibits

   Item 7 of the Initial Filing is hereby amended by adding the following paragraphs after the last paragraph thereof:

   3.  Letter dated December 1, 2000.

   4.  Power of Attorney dated December 4, 2000.

                                   Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 2000

                              FS EQUITY PARTNERS III, L.P.,
                              a Delaware limited partnership

                              By:  FS Capital Partners, L.P.
                                    Its:  General Partner

                                    By:  FS Holdings, Inc.
                                         Its:  General Partner

                                         By:  /s/ J. Frederick Simmons
                                              ------------------------
                                              J. Frederick Simmons
                                              Title:  Vice President

                              FS CAPITAL PARTNERS, L.P.,
                              a California limited partnership

                              By:  FS Holdings, Inc.
                                    Its:  General Partner

                                    By:  /s/ J. Frederick Simmons
                                         ------------------------
                                         J. Frederick Simmons
                                         Title:  Vice President

                              FS HOLDINGS, INC.,
                              a California corporation

                              By:  /s/ J. Frederick Simmons
                                   ------------------------
                                    J. Frederick Simmons
                                    Title:  Vice President

                              FS EQUITY PARTNERS INTERNATIONAL, L.P.,
                              a Delaware limited partnership

                              By:  FS&Co. International, L.P.,
                                    Its:  General Partner

                                    By:  FS International Holdings Limited
                                         Its:  General Partner

                                         By:  /s/ J. Frederick Simmons
                                              ------------------------
                                              J. Frederick Simmons
                                              Title:  Vice President

                              FS&CO. INTERNATIONAL, L.P.,
                              a Cayman Islands exempted limited partnership

                              By:  FS International Holdings Limited
                                    Its:  General Partner

                                    By:  /s/ J. Frederick Simmons
                                         ------------------------
                                         J. Frederick Simmons
                                         Title:  Vice President

                              FS INTERNATIONAL HOLDINGS LIMITED,
                              a Cayman Islands exempted company limited by shares

                              By:  /s/ J. Frederick Simmons
                                   ------------------------
                                    J. Frederick Simmons
                                    Title:  Vice President


                              /s/ Bradford M. Freeman
                              -----------------------
                              Bradford M. Freeman


                              /s/ Ronald P. Spogli
                              --------------------
                              Ronald P. Spogli


                              /s/ William M. Wardlaw
                              ----------------------
                              William M. Wardlaw


                              /s/ J. Frederick Simmons
                              ------------------------
                              J. Frederick Simmons


                              /s/ John M. Roth
                              ----------------
                              John M. Roth


                              /s/ Charles P. Rullman, Jr.
                              ---------------------------
                              Charles P. Rullman, Jr.

                                                                       EXHIBIT 3

                         [LETTERHEAD OF BLUM CB Corp.]


                                December 1, 2000


Board of Directors
CB Richard Ellis Services, Inc.
200 North Sepulveda Boulevard
El Segundo, California 90245-4380
Attention:  Stan Anderson and Paul Leach

Dear Sirs:

          Reference is made to our letter to you dated November 10, 2000 containing a proposal by the undersigned (the "Proposal") to purchase all of the common stock of CB Richard Ellis Services, Inc. not owned by the offering group identified therein for consideration of $15.50 in cash per share (the "Transaction") on the terms and subject to the conditions set forth therein. We hereby extend the Proposal until 5:00 p.m., San Francisco time, on December 31, 2000, after which time, unless earlier accepted, we reserve the right to terminate the Proposal at any time. Other than this extension, the terms and conditions of the Proposal remain the same. Please contact Claus J. Moller (415-288-7262 or 212-521-4190) to respond to our offer, or if you or your counsel require any additional information.

          We look forward to discussing our offer with you as soon as possible and entering into a definitive merger agreement and consummating the Transaction on an expedited basis.

                                    Sincerely yours,

                                    BLUM CB CORP.


                                    By: _____________________
                                        Name: Claus J. Moller
                                        Title:  President

                                                                       EXHIBIT 4
                               POWER OF ATTORNEY


     Know all men by these presents, that the undersigned hereby constitute and appoint each of J. Frederick Simmons and William M. Wardlaw, his true and lawful attorney-in-fact, to: (1) execute on behalf of the undersigned all forms and other documents to be filed with the Securities and Exchange Commission ("SEC"), any stock exchange, and any other similar authority, including but not limited to Forms 3, 4, 5, 13D, 13G and 144; (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such form or document and timely file such forms and documents with the SEC, any stock exchange and any other similar authority; and (3) take any action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that such attorney-in-fact is serving in such capacity at the request of the undersigned and is not assuming any of the undersigned's responsibilities to comply with applicable requirements of law.

     This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed on this 4th day of December 2000.



                              /s/ Bradford M. Freeman
                              -----------------------
                              Bradford M. Freeman


                              /s/ Ronald P. Spogli
                              -----------------------
                              Ronald P. Spogli

                              /s/ William M. Wardlaw
                              -----------------------
                              William M. Wardlaw


                              /s/ J. Frederick Simmons
                              ------------------------
                              J. Frederick Simmons


                              /s/ John M. Roth
                              -----------------------
                              John M. Roth


                              /s/ Charles P. Rullman, Jr.
                              ---------------------------
                              Charles P. Rullman, Jr.


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